[LETTERHEAD OF WINSTON & STRAWN LLP]
November 14, 2006
BY EDGAR AND HAND DELIVERY

Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation
Registration Statement on Form S-1
Dear Mr. Mancuso:
          On behalf of IPG Photonics Corporation (the “Company”), we enclose for your review Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-136521), which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2006. The Company filed Amendment No. 1 (“Amendment No. 1”) and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement with the Commission on September 27, 2006 and October 18, 2006, respectively.
          An electronic version of Amendment No. 3 was filed today with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), through the Commission’s electronic data gathering, analysis and retrieval system. Amendment No. 3 reflects changes to the Registration Statement made in response to the Staff’s comments on Amendment No. 2 contained in the Staff’s letter to the Company dated October 27, 2006 (the “Letter”) and additional changes updating the Company’s prior disclosure. The disclosure throughout Amendment No. 3 has been revised to give effect to a 2-for-3 reverse stock split (the “Reverse Stock Split”) to be effective prior to the pricing of the offering.

          For your convenience, we have enclosed four marked copies of Amendment No. 3 showing the changes made to Amendment No. 2. In addition, we have set forth below, on a supplemental basis, the Company’s responses to the comments contained in the Letter. For convenience of reference, the text of the Staff’s comments has been reproduced herein.
We are subject to various environmental laws, page 16
1.	Please reconcile your disclosure that compliance with current laws could cause you to incur significant expenses with your response to prior comment 3 that you are not aware of material non-compliance with current laws.

The Company advises the Staff that, although it is not aware of material non-compliance with current environmental laws, continued compliance with environmental laws that currently exist and that may be enacted in the future may require the Company to incur compliance-related expenses, some of which may be significant. The Company has revised the disclosure accordingly.
Series B Preferred Stockholders, page 85
2.	We note your response to prior comment 16 of our letter dated October 10, 2006 letter and comment 54 of our letter dated September 7, 2006. With a view toward clarified disclosure of the effect of the December 2005 amendment, please tell us what the series B preferred stockholders would have received in a qualified public offering of $25.00 per share both before and after the amendment.

The Company has revised the disclosure in response to the Staff’s comment. Both before and after the amendment to the terms of the series B preferred stock in 2005, the holders of the series B preferred stock would receive consideration with an aggregate value of $237,500,000 upon conversion of the series B preferred stock in connection with a qualified public offering at a price of $25.00 per share ($37.50 per share after the Reverse Stock Split).

Prior to the amendment, the series B preferred stock was convertible in a qualified public offering at a price of $25.00 per share ($37.50 per share after the Reverse Stock Split) at a conversion price equal to the qualified public offering price divided by 2.5. Under the terms of the amendment, the series B preferred stock converts in a qualified public offering at a price of $25.00 per share ($37.50 per share after the Reverse Stock Split) into aggregate consideration based upon the greater of: (i) the public offering price divided by 2.5; or (ii) the value that the holders of the series B preferred stock would receive if the Company were sold to a third party using the public offering price to compute the total sale price.

The table below sets forth the total consideration that the holders of the series B preferred stock would be entitled to receive upon conversion before and after the amendment in a qualified public offering at $25.00 per share ($37.50 per share after the Reverse Stock

Split). Post-amendment, the holders of the series B preferred stock would receive common stock and subordinated promissory notes with an aggregate value of $237,500,000 based on the calculation in (i) above, which yields a greater aggregate consideration than the calculation in (ii) above.

	Pre-amendment	Post-amendment
	IPO Price/2.5	(i) IPO Price/2.5	(ii) Sale of Company
Common stock	$237,500,000	$217,500,000	$181,657,198
Subordinated notes	0	20,000,000	20,000,000

Total consideration	$237,500,000	$237,500,000	$223,744,698
The holders of the series B preferred stock also hold warrants to purchase the Company’s common stock, as disclosed under “Certain Relationships and Related Party Transactions—Series B Preferred Stockholders.”  Pre-amendment, the holders of the series B preferred stock would have received (a) shares of the Company’s common stock with an aggregate value of $23,750,000 in a cashless exercise of the series B warrants or (b) shares of the Company’s common stock with an aggregate value of $47,500,000 for a cash payment of $23,750,000 (at an exercise price equal to 50% of the public offering price). In connection with the 2005 amendment, the Company obtained the option to purchase the warrants for an aggregate price of $22,087,000 in connection with this offering. The Company intends to exercise this option and, accordingly, post-amendment, the holders of the series B preferred stock would receive an aggregate amount of $22,087,000 in exchange for the series B warrants that they hold.
Series D Preferred Stockholder, page 87
3.	We note from your response to prior comment 17 that the conversion rate under the Series D preferred stock was changed upon the repayment of the convertible note, resulting in a change to the number of common shares issuable upon conversion of the Series D preferred stock. Please clarify where you have provided the updated disclosure you have mentioned in your response.

The Company advises the Staff that the disclosure in both footnote (3) to the beneficial ownership table and under “Certain Relationships and Related Party Transactions—Series D Preferred Stockholder” indicates that the series D preferred stock is convertible into 2,523,158 shares (1,683,168 shares after the Reverse Stock Split) of the Company’s common stock as of September 30, 2006. In Amendment No. 1, footnote (3) to the beneficial ownership table (which, at the time, reflected share data as of June 30, 2006) contained an additional sentence disclosing that the number of common shares into which the series D preferred stock was convertible did not reflect an additional 2,684,211 shares that would have been issuable upon conversion of an additional 2,684,211 shares of series D preferred stock that were issuable upon conversion of a then-outstanding convertible note. However, the disclosure in Amendment No. 1 under “Certain Relationships and Related Party Transactions — Series D Preferred Stockholder,” which speaks prospectively as of the offering date, did not contain this additional sentence. The convertible note was repaid in August 2006 and any obligation to issue series D preferred stock thereunder was extinguished. Accordingly, when the beneficial ownership table was updated in Amendment No. 2 to reflect share data as of September 30, 2006, the additional sentence was removed from footnote (3), eliminating the inconsistency between the footnote and the disclosure under “Certain Relationships and Related Party Transactions — Series D Preferred Stockholder.”

In addition, the repayment of the convertible note in August 2006 affected the conversion rate that applies to the series D preferred stock. Upon mandatory or optional conversion of the series D preferred stock, the 2,684,211 shares of series D preferred stock convert into 2,523,158 shares (1,683,168 shares after the Reverse Stock Split) of the Company’s common stock at a rate of 0.9405 shares (0.6271 shares after the Reverse Stock Split) of common stock for each share of series D preferred stock. Disclosure regarding this conversion rate was added to Amendment No. 1 under “Certain Relationships and Related Party Transactions—Series D Preferred Stockholder” in the last paragraph of the section. As disclosed in the introduction to the beneficial ownership table, the number of shares and percentages of the Company’s common stock in the column labeled “Beneficial Ownership Prior to Offering” are calculated assuming that each share of preferred stock converts into common stock at the conversion rate now in effect. The Company notes that the conversion rate of the series D preferred stock does not change based upon the offering price to the public, unlike the conversion rate for the series B preferred stock.
4.	From your response to prior comment 18, it is unclear how you have “not purchased any semiconductor diodes from JDSU” given your disclosure in that same paragraph that you are required to purchase a percentage of this “key component” from JDSU. Please clarify.

The Company advises the Staff that, under the terms of the supply agreement described in this section, the Company is required to purchase from JDSU certain percentages of its external requirements, if any, for semiconductor diodes. This requirement is disclosed in subclause (ii) under “Certain Relationships and Related Party Transactions—Series D Preferred Stockholder.” The Company has not purchased any semiconductor diodes from JDSU under the supply agreement because the Company has satisfied its demand for semiconductor diodes through its prior inventory of externally purchased diodes and through its internal production of semiconductor diodes. The Company refers the Staff to the discussion of its internal production of semiconductor diodes under “Business—Our Competitive Strengths—Vertically Integrated Development and Manufacturing.” The Company began its internal production of semiconductor diodes in 2004, which eliminated the need for the Company to purchase semiconductor diodes from outside suppliers. At the time that the Company entered into the supply agreement with JDSU in 2003, the Company’s inventories of semiconductor diodes were sufficient to meet the Company’s demand for semiconductor diodes until the Company began producing semiconductor diodes internally in 2004.
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          If you should have any questions or comments about any of the items in this letter, please call me at (212) 294-2639 or Robert Ericson at (212) 294-6741.

Very truly yours, /s/ David A. Sakowitz David A. Sakowitz

cc:	Valentin P. Gapontsev, Ph.D.
Angelo P. Lopresti
IPG Photonics Corporation
Joseph H. Apke
Deloitte & Touche LLP
Robert W. Ericson
Winston & Strawn LLP
Robert G. Day
Adam M. Dinow
Wilson Sonsini Goodrich & Rosati
Professional Corporation